Enterra Energy Trust

MANAGEMENT DISCUSSION AND ANALYSIS

The following management discussion and analysis is as of March 31, 2005 and should be read in conjunction with the audited consolidated financial statements of the Trust for the years ended December 31, 2004 and 2003, together with accompanying notes.  Discussion with regard to the Trust’s 2005 outlook is based on currently available information.  All amounts are stated in Canadian dollars except where otherwise indicated.  Natural gas volumes have been converted to a crude oil equivalent using a ratio of 6 mcf to 1 bbl of oil.

Cash flow from operations, expressed before changes in non-cash working capital, is used by the Trust to measure and evaluate operating performance and liquidity.  Earnings from operations, which is calculated before income taxes and before gains or losses on disposal of assets, is used by the Company to measure and evaluate operating performance.  Cash flow and earnings from operations do not have any standardized meaning prescribed by the Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore may not be comparable with the calculation of similar measures for other companies.

It is management’s view, based on its communications with investors during events like conference calls, webcasts or road shows, that these non-GAAP measures are most relevant to our investors and unitholders, especially since Enterra’s conversion to an oil and gas income trust.  Earnings from operations, because it excludes one-time non-recurring events, can provide investors with an undistorted frame of reference when comparing performance from year to year or quarter to quarter.  Cash flow from operations is also extremely relevant to investors because it is the starting point for setting the monthly distribution level.

Both cash flow from operations and earnings from operations are reconciled to GAAP earnings in tables included in the management discussion and analysis section.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements. All statements other than statements of historical facts contained in this annual report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in this annual report.

Other sections of this annual report may include additional factors which could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We undertake no obligation to update publicly or revise any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events or performance. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

CRITICAL ACCOUNTING POLICIES

The Trust follows the full cost method of accounting for oil and natural gas properties and equipment whereby we capitalize all costs relating to its acquisition of, exploration for and development of oil and natural gas reserves.  The Trust’s consolidated financial condition and results of operations are sensitive to, and may be adversely affected by, a number of subjective or complex judgments relating to methods, assumptions or estimates required under the full cost method of accounting concerning the effect of matters that are inherently uncertain.  For example:

(i)

Capitalized costs under the full cost method are depleted and depreciated using the unit-of-production method, based on estimated proved oil and gas reserves as determined by independent engineers.  To economically evaluate the Company’s proved oil and natural gas reserves, these independent engineers must necessarily make a number of assumptions, estimates and judgments that they believe to be reasonable based upon their expertise and professional and CICA and SEC guidelines.  Were the independent engineers to use differing assumptions, estimates and judgments, then the Company’s consolidated financial condition and results of operations would be affected.  For example, the Company would have lower revenues and net profits (or higher net losses) in the event the revised assumptions, estimates and judgments resulted in lower reserve estimates, since our depletion and depreciation rate would then be higher and it might also result in a write-down under the ceiling test.  Similarly, the Company would have higher revenues and net profits (or lower net losses) in the event the revised assumptions, estimates and judgments resulted in higher reserve estimates.

(ii)

The Company’s management also periodically assesses the carrying values of unproved properties to ascertain whether any impairment in value has occurred.  This assessment typically includes a determination of the anticipated future net cash flows based upon reserve potential and independent appraisal where warranted.  Impairment is recorded if this assessment indicates the future potential net cash flows are less than the capitalized costs.  Were the Company’s management to use differing assumptions, estimates and judgments, then the Company’s consolidated financial condition and results of operations would be affected.  For example, the Company would have lower net profits (or higher net losses) in the event the revised assumptions, estimates and judgments resulted in increased impairment expense.

OVERVIEW

Enterra managed to achieve record revenue and cash flow in 2004 during its first full year as an oil and gas income trust.  Cash flow from operations, was in excess of $50 million for the year or $2.26 on a per unit basis.  During the year, Enterra established its initial monthly distribution level at US$0.10 per unit.  The first distribution was paid on January 15, 2004 for the month of December 2003.   The distributions remained at $0.10 per unit for three monts and were increased $0.01 per unit every three month interval exiting 2004 with monthly distributions of $0.14 per unit or a 40% increase during the year.

In 2004, Enterra drilled four 100% working interest wells in Sylvan Lake with a 50% success rate.  These four wells were part of a development program that had commenced prior to Enterra converting to a Trust.  During 2004, Enterra also farmed out a number of development well as per its business plan receiving a carried interest in 27 gross wells of which 26 were successful resulting in 6.5 net wells for a success rate of 96%.

SUMMARIZED FINANCIAL AND OPERATIONAL DATA (in Thousand’s except for volumes and per share amounts)
	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change
Exit production rate (boe per day)	7,258	6,460	12%	7,258	6,460	12%
Average production revenue	$33,593	$15,598	115%	$108,293	$72,097	50%
Average production volumes (boe per day)	7,925	5,206	52%	6,957	5,024	38%
Cash flow from operations (1 (3))	$14,102	$7,467	89%	$50,241	$36,455	38%
Cash flow from operations per unit (1 (3))	$0.60	$0.37	62%	$2.15	$1.92	12%
Earnings from operations (2 (3))	$3,247	$1,019	219%	$14,953	$12,976	15%
Earnings from operations per unit (2) (3)	$0.14	$0.05	180%	$0.63	$0.68	-7%
Average number of units outstanding (after giving effect to trust conversion)	23,327	20,205	15%	23,327	18,954	23%
Average price per bbl of oil	45.60	$31.78	37%	$42.61	$39.12	9%
Average price per mcf of natural gas	6.70	$5.91	13%	$6.70	$6.65	1%
Operating costs per boe	11.05	$6.19	79%	$9.25	$6.96	33%
General and administrative expenses per boe (cash portion)	1.80	$1.59	13%	$1.75	$1.85	-5%
(1) Excluding re-organization costs of $5.8 million in year and Q4, 2003
(2) Excluding income taxes, re-organization costs of $5.8 million in 2003

(3)  Both cash flow from  operations and earnings from operations are non-GAAP measures.  It is management’s view that this information is relevant for investors in order to compare 2004 with 2003 without the impact of one-time non-recurring events.  Both cash flow from operations and earnings from operations are reconciled to GAAP earnings in the earnings and  cash flow sections of the management discussion and analysis.

QUARTERLY INFORMATION

Quarterly information (In Thousand’s, except per share data)
	Q1	Q1	Q2	Q2	Q3	Q3	Q4	Q4
	2004	2003	2004	2003	2004	2003	2004	2003
Revenue	$21,648	$22,002	$27,585	$18,484	$25,466	$16,012	$33,594	$15,598

Income from operations	$305	$7,192	$5,952	$2,699	$5,449	$1,932	$3,247	$1,019
Per unit, basic	$0.01	$0.39	$0.27	$0.15	$0.23	$0.10	$0.14	$0.04
Per unit, diluted	$0.01	$0.37	$0.27	$0.14	$0.23	$0.09	$0.14	$0.08

Net earnings	$2,562	$4,186	$4,646	$5,037	$4,138	$961	$3,418	($5,104)
Per unit, basic	$0.12	$0.23	$0.21	$0.27	$0.17	$0.05	$0.15	($0.28)
Per unit, diluted	$0.12	$0.21	$0.21	$0.25	$0.17	$0.05	$0.15	($0.25)

3 YEAR SUMMARY

Summarized financial and operational data (in Thousand’s except for volumes and per share amounts)
	Year	Year	Year
	2004	2003	2002
Revenue	$108,293	$72,097	$25,746

Cash flow from operations (1) (4)	$50,242	$36,455	$11,950
Cash flow from operations per unit – basic (1)	$2.15	$1.92	$0.65
Cash flow from operations per unit – diluted (1)	$2.13	$1.92	$0.63

Earnings from operations (2) (4)	$14,953	$12,976	$2,712
Earnings from operations per unit - basic (2)	$0.64	$0.68	$0.14
Earnings from operations per unit - diluted (2)	$0.63	$0.68	$0.13

Net earnings	$14,764	$5,098	$5,691
Net earnings per unit - basic	$0.63	$0.27	$0.31
Net earnings per unit - diluted	$0.63	$0.27	$0.31

Average number of units outstanding (after giving effect to trust conversion)	23,328	18,954	18,309

Total assets	$200,301	$116,661	$104,505
Total long-term debt (including bank debt and capital leases)	$47,316	$38,128	$29,358
Distribution per unit (3)	US$1.42	US$ 0.10	N/A
(1) Excluding re-organization costs of $5.8 million in year and Q4, 2003
(2) Excluding income taxes, re-organization costs of $5.8 million in 2003 and $3.1 million gain on redemption of preferred shares in 2002 and $929,037 in restructuring charges in 2001
(3)Only one distribution for the month of December 2003, paid on January 15, 2004 for US$0.10 per unit

(4)  Both cash flow from  operations and earnings from operations are non-GAAP measures.  It is management’s view that this information is relevant for investors in order to compare 2004, 2003 and 2002 without the impact of one-time non-recurring events.

   Both cash flow from operations and earnings from operations are reconciled to GAAP earnings in the earnings and cash flow sections of the management discussion and analysis.

PRODUCTION INCOME

Production income increased by 50% in 2004 from $72.1 million to $108.3 million.  During the year we experienced a 16% increase in commodity pricing from the previous year.

In 2004, Enterra drilled four 100% working interest wells in Sylvan Lake with a 50% success rate.  These four wells were part of a development program that had commenced prior to Enterra converting to a Trust.  During 2004, Enterra also farmed out a number of development well as per its business plan receiving a carried interest in 27 gross wells of which 26 were successful resulting in 6.5 net wells for a success rate of 96%.

Enterra’s production in 2004 averaged 6,957 boe/day, consisting of 5,821 bbls/day of oil and 6,817 mcf/day of natural gas, for a mix of 84% oil and 16% natural gas.  Enterra’s production in 2003 averaged 5,024 boe/day, consisting of 3,862 bbls/day of oil and 6,972 mcf/day of natural gas, for a mix of 77% oil and 23% natural gas.  This represents a 38% increase in average production rate in 2004 as compared to 2003.

Enterra’s production in Q4 of 2004 averaged 7,925 boe/day, consisting of XX bbls/day of oil and XX mcf/day of natural gas, for a mix of XX% oil and XX% natural gas.  Enterra’s production in Q4 of 2003 averaged 5,206 boe/day, consisting of 4,110 bbls/day of oil and 6,572 mcf/day of natural gas, for a mix of 79% oil and 21% natural gas.

The Trust exited 2004 at a rate of 7,258 boe/day, consisting of 5,905 bbls/day of oil and 8,118 mcf/day of natural gas, for a mix of 81% oil and 19% natural gas.  This represents a 12% increase over the 2003 exit rate of 6,460 boe/day.

Production income (in Thousand’s except for volumes and pricing)
	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change
Crude oil and natural gas liquids		$12,022	-100%	$91,611	$55,185	66%
Natural gas		3,576	-100%	16,682	16,912	-1%
Total production income	$33,593	$15,598	115%	$108,293	$72,097	50%

Volumes
Average oil production (in bbls/day)	6,766	4,110	65%	5,821	3,862	51%
Average gas production (in mcf/day)	6,954	6,572	6%	6,817	6,972	-2%
Average total production (in boe/day)	7,925	5,206	52%	6,957	5,024	38%

Exit oil production (in bbls/day)	5,905	4,890	21%	5,905	4,890	21%
Exit gas production (in mcf/day)	8,118	9,420	-14%	8,118	9,420	-14%
Exit total production (in boe/day)	7,258	6,460	12%	7,258	6,460	12%

Commodity Pricing Benchmarks
West Texas Intermediate (US$/bbl)	$48.28	$31.185	54%	$41.40	31.10
Exchange rate (US$)	$.80	$ 0.76		$0.77	0.72
Edmonton Par ($/bbl)	$57.71	$39.85		$52.55	43.39
NYMEX (US$/mmbtu)	$6.87	$ 5.44		$6.09	5.49
Alberta Spot ($/mcf)	$7.09	5.69		$6.79	6.50

Commodity Prices received by Enterra
Average price received per bbl of oil	$45.60	$31.78		42.61	39.12	9%
Average price received per mcf of natural gas	$6.93	5.91		6.70	6.65	1%

PRODUCTION EXPENSES

Production expenses increased by 84% in 2004 and by 1707% in Q4 compared to their respective periods in 2003.  These increases are a result of higher production rates, the acquisition of higher operating cost properties during the year and increased operating costs.

Production expenses (in Thousand’s except for percentages and per boe amounts)
	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change
Production expenses	$ 8,006	$2,966	170%	$ 23,492	$12,762	84%
As a percentage of production revenue	24%	19%	25%	22%	18%	21%
Production expenses per boe	$10.98	$7.88	39%	$ 9.23	$7.11	30%

ROYALTIES

Royalties, which include Crown, freehold and overriding royalties, increased by 39% in 2004 and by 103% in Q4 compared to their respective periods in 2003.  These increases are the result of both the increased production in 2004 and the higher commodity prices in effect during the year.  Most royalties are calculated on a sliding scale based on commodity prices.  As commodity prices increase, so do the royalty rates.  Conversely, the Alberta Royalty Tax Credit is reduced as commodity prices increase.

Royalties (in Thousand’s except for percentages and boe amounts)
	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change
Royalties	$ 7,959	$3,916	103%	$ 24,528	$17,656	39%
As a percentage of production revenue	24%	25%	-5%	23%	24%	-6%
Royalties per boe	$10.92	$8.18	33%	$ 9.64	$9.63	0%

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased by 41% in 2004 and 61% in Q4 compared to their respective periods in 2003.  Approximately 80% of the increase in 2003 is the result of additional staffing requirements.  Other areas which incurred higher expenses were marketing and travel costs, insurance premiums, and higher regulatory compliance costs both for the Canadian and U.S. exchanges.  The non-cash portion of general and administrative expenses in 2004 relate to the value issue of 950,000 options in the year (see Note 10 of the Financial Statements for details).]

General and administrative expenses (in Thousand’s except for percentages and per boe amounts)
	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change
General and administrative expenses – cash portion	$1,222	$760	61%	$4,362	$3,103	41%
General and administrative expenses – non-cash portion	0	-		$ 78	$281	-72%
As a percentage of production revenue (cash portion)	4%	5%	-27%	4%	4%	1%
General and administrative expenses per boe (cash portion)	$1.68	$1.59	5%	$ 1.71	$1.69	1%

INTEREST EXPENSE

Interest expense increased by 27% in 2004 and increased by 20% in Q4 compared to their respective periods in 2003.  The 2004 increase is due to the higher average outstanding loan balances during the year.  The increase in Q4 is due to the fact that, on average, the Q4 loan balances were higher in 2004 because of acquisitions and drilling activity in 2004 compared to 2003.

Interest expense (in Thousand’s except for percentages and per boe amounts)
	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change
Long-term debt, including bank debt at end of period	$47,316	$38,128	24%	$47,316	$38,128	24%
Interest expense	$491	$410	20%	$2,222	$1,749	27%
As a percentage of production revenue	5%	3%	72%	2%	2%	3%
Interest expense per boe	$2.37	$1.79	33%	$ 0.87	$0.95	-8%

DEPLETION AND DEPRECIATION

Depletion and depreciation expense increased by 52% in 2004 and by 87% in Q4 compared to their respective periods in 2003.  The increase is due to a higher production rate in the year and Q4, 2004.

Depletion and depreciation expense (in Thousand’s except for percentages and per boe amounts)
	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change
Depletion and depreciation expense	11651	$6,236	87%	35438	$23,306	52%
As a percentage of production revenue	35%	40%	-13%	33%	33%	-1%
Depletion and depreciation expense per boe	$15.98	$13.02	23%	$ 13.92	$12.79	9%

INCOME AND CAPITAL TAXES

The combined federal and provincial income tax rate decreased in 2004 to 38.87% from 40.75% in 2003.  The actual tax provision recorded on the financial statements is at much lower rates in both 2004 and 2003 (1.3% in 2004 and 29.4% in 2003).  The rate was also lower in 2003 and 2004 mainly due to changes in the timing differences related to the Crown royalties and the resource allowance calculation, and to differences related to the Trust distributions, which are deductible in part for tax purposes but are not deducted to arrive at net earnings.

INCOME AND CAPITAL TAXES

($000)	Year	Year
	2004	2003	Change
Income tax expense	$189	$2,122	-91%
Combined federal and provincial income tax rate	38.87%	40.75%	-5%
Actual tax rate as a percentage of net earnings	1.30%	29.40%	-96%

Estimated tax pools at December 31
Canadian oil and gas property expense (COGPE)	22,901	13,911	65%
Canadian exploration expense (CEE)	4,688	8,832	-47%
Canadian development expense (CDE)	36,312	43,463	-16%
Undepreciated capital cost (UCC)	29,234	31,308	-7%
Non-capital Losses	32,235	478	6644%
Other	1,444	2,428	-41%
	126,814	100,420	26%

EARNINGS

Both earnings from operations and net earnings are presented below.  In 2003, earnings were reduced by the re-organization costs related to the conversion to a trust in the fourth quarter of 2003.

Enterra’s earnings from operations increased by 15% in 2004 and increased by 218% in Q4 compared to their respective periods in 2003.  The 2004 increase was caused by increased production (up 38% for the year) and higher prices (higher on average by 16% during 2004.  On a per unit basis, earnings from operations were $0.63 per unit in 2004 compared to $0.68 per unit in 2003, for a 7% decrease.

As mentioned earlier, it is management’s view that earnings from operations is a good measure of performance and an appropriate benchmark when comparing results from year to year or quarter to quarter because it excludes one-time non-recurring events which may otherwise distort the financial results.  Earnings from operations is a non-GAAP measure, reconciled with GAAP net earnings in the table below:

Earnings (in Thousand’s except for per share amounts)
	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change
Earnings from operations	$ 3,247	$ 1,020	218%	$ 14,953	$ 12,976	15%
Deduct re-organization costs		$ (5,756)	-100%		$ (5,756)	-100%
Add back gain on redemption of preferred shares		-
Earnings (loss) before income taxes	$ 3,247	$ (4,736)	-169%	$ 14,953	$ 7,220	107%
Deduct income taxes	$ (548)	$ (367)	49%	$ (189)	$ (2,122)	-91%
Net earnings (loss)	$ 2,699	$ (5,103)	-153%	$ 14,764	$ 5,098	190%

Earnings from operations as a percentage of revenue	10%	7%	-100%	14%	12%	15%
Earnings from operations on a per boe basis	$4.49	$2.13	-100%	$ 5.88	$ 7.08	-17%

Per unit information
Earnings from operations per unit	$0.14	$0.05	178%	$ 0.63	$0.68	-7%
Net earnings (loss) per unit	$0.12	($0.25)	-146%	$ 0.63	$0.27	133%
Average number of units outstanding	23,327	20,205	15%	23,561	18,954	24%

CASH FLOW FROM OPERATIONS

Cash flow from operations grew by 39% in 2004 and by 89% in Q4 compared to their respective periods in 2003. As a percentage of revenue, cash flow from operations decreased by 8% to 47% in 2004 compared to 2003 and decreased by 13% in Q4 of 2004 to 42% compared to Q4 of 2003.

Higher production volumes and higher commodity prices in 2003 are the main factors behind the increase.  Higher operating costs properties acquired in 2004 contributed to the decrease in cashflow as a percentage of revenue.

The changes on a per unit basis showed similar results: an increase of 18% in 2004 compared to 2003 and 62% in Q4, 2004 compared to Q4, 2003.

As mentioned earlier, it is management’s view that cash flow from operations is a very useful measure of performance, especially in light of Enterra’s conversion to an oil and gas income trust.  Cash flow from operations is the key factor in setting the monthly distribution rate. As discussed in the earnings section above, cash flow from operations is also a good benchmark when comparing results from year to year or quarter to quarter because it excludes one-time non-recurring events which may otherwise distort the financial results.  Cash flow from operations is a non-GAAP measure, reconciled with GAAP net earnings in the table below:

Cash flow from operations (in Thousand’s except for per share amounts)
	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change
Net earnings (loss)	$3,417	($5,103)		$14,764	$5,098	190%
Add back re-organization costs		5,756			5,756	-100%
Deduct gain on redemption of preferred shares		-			-
Add back depletion and depreciation	11,651	6,236		35,438	23,306	52%
Add back (deduct) amortization of deferred financing charges	-18	-27		33	262	-87%
Add back future income taxes	-340	323		-71	1,988	-104%
Deduct amortization of deferred gain		-			-237	-100%
Add back non-cash expense related to value of warrants / options	-606	282		78	282	-72%
Cash flow from operations	$14,104	$7,467		$50,242	$36,455	39%

Cash flow from operations as a percentage of revenue	42%	48%		47%	51%	-8%
Cash flow from operations on a per boe basis	$19.34	$15.59		$19.94	$19.88	0%

Per unit information
Cash flow from operations per unit	$0.60	$0.37		$2.26	$1.92	18%
Average number of units outstanding	23,327	20,205		22,518	18,954	19%

CAPITAL EXPENDITURES

Capital expenditures, net of disposals, for the year ended December 31, 2004 were $76.2 million (2003 - $33.3 million) including $36.0 million of assets obtained through the acquisition of Rocky Mountain Energy Corp. and $20.0 for the acquisition of Eastern Central Alberta (see notes 4 and 5 to the Financial Statements).  Proceeds on disposal of oil and gas properties were $1.1 million in 2004 (2003 - $18.3 million).  These proceeds were used to reduce debt and replenish working capital.

	Year	Year
	2004	2003	Change
Property acquisitions	$30,385	$8,539
Proceeds on disposal of properties	-1,177	-18,263
Drilling (exploration and development)	11,001	28,390
Facilities and equipment	24,475	14,368
Site Restoration obligation	10,988
Other	555	280
	$76,227	$33,314

RESERVES AND PRESENT VALUE SUMMARY

Enterra is required to comply with the National Instrument 51-101, issued by the Canadian Securities Administrators, in all its reserves related disclosures. NI 51-101 came into effect on September 30, 2003 and is applicable for financial years ended on or after December 31, 2003. NI 51-101 brought about significant changes in which reporting issuers manage and publicly disclose information relating to their oil and gas reserves, mandates annual disclosure requirements and prescribes new reserve definitions as follows:

Proved reserves (P90) - this is a conservative estimate of remaining reserves. For reported reserves this means there must be at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves.

Proved plus Probable (P50) - this is a reasonable estimate of remaining reserves. For reported reserves there must be at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the proved plus probable reserves. The probable reserves will no longer be risked by 50 percent as they are implicitly risked due to the nature of the new definition of reserves.

The purpose of NI 51-101 is to enhance the quality, consistency, timeliness and comparability of oil and gas activities by reporting issuers and elevate reserves reporting to a higher level of accountability.

Reserve volumes and values at December 31, 2004 are based on Enterra's interest in its total proved and probable reserves prior to royalties as defined in NI 51-101. Reserve volumes and values for previous years are based on "established" (proved plus 50% probable) reserves prior to deduction of royalties. Under those definitions, probable reserves were discounted by an arbitrary risk factor of 50% in reporting established reserves. Under NI 51-101 reserves definitions, estimates are prepared such that the full proved and probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "most likely case"). As such, the probable reserves now reported are already "risked". Overall there were no material revisions to Enterra's reserve volumes in transitioning to NI 51-101.

Enterra had its reserves evaluated by independent engineers every year.  Enterra's 2004 reserves were independently evaluated as at December 31, 2004 by McDaniel and Associates Consultants Ltd. ("McDaniel") for all its properties.

Reserve Continuity
Oil and Gas (mboe)
	Proved	Probable	Total
31-Dec-00	2,261.40	643.5	2,904.90
Discoveries and extensions	1,224.80	615.2	1,840.00
Purchases	3,277.10	981.7	4,258.80
Dispositions	-113.1	-30	-143.1
Production	-695.5	-	-695.5
Revision of prior estimates	-67.7	56.1	-11.6
31-Dec-01	5,887.00	2,236.70	8,153.50
Discoveries and extensions	3,502.90	2,292.80	5,795.70
Dispositions	-931.9	-441.1	-1,373.00
Production	-846.7	-	-846.7
Revision of prior estimates	-235	-423.6	-658.6
31-Dec-02	7,376.30	3,694.60	11,070.90
Discoveries and extensions	2,800.60	860.1	3,660.70
Purchases	139.5	32.4	171.9
Dispositions	-1,707.20	-929.6	-2,636.80
Production	-1,833.20	-	-1,833.20
Revision of prior estimates	-633.1	-1,365.60	-1,998.70
31-Dec-03	6,142.90	2,291.90	8,434.80
Acquisition East Central Alberta properties	2,377.20	1,051.00	3,428.20
Total	8,520.10	3,342.90	11,863.00

Proved plus probable reserves, including the Rocky Mountain Energy acquisition, increased by 20.7% to 9.4 mmboe from 11.9 mmboe at the end of 2003. Total proved reserves decreased by 13.3% to 7.4 mmboe from 8.5 mmboe at the end of 2003.  Total probable reserves decreased by 39.5% to 2.0 mmboe from 3.3 mmboe at the end of 2003.  Total proved reserves represent 78% (2003 – 72%) of total reserves.

Enterra’s finding costs over the last 3 years are highlighted below, along with the recycle ratios for each year.  The recycle ratio is a critical measure of any success in the oil and gas industry.  It compares the netbacks with the finding costs.  Basically, a recycle ratio of 1 is a “break even point”, indicating that the enterprise earns the same amount when selling its production as it pays when finding new production.]

Finding costs and recycle ratio
(in $/boe, except for capital expenditures which are in thousands)
	2004	2003	2002	3-year
				average
Capital expenditures (including East Central acquisition)	$45,313	$74,352	$35,881	$51,848

Reserves
Proved reserves added in the year (in mboe)	1,323.7	5,317.4	3,502.8	3,381.3
Probable reserves added in the year (in mboe)	390.3	1,911.1	2,292.6	1,531.3
Established reserves added in the year (in mboe) (1)	1,518.9	6,273.0	4,649.1	4,147.0

Finding costs
Proved reserves ($/boe)	$34.23	$13.98	10.24	$19.49
Established reserves ($/boe)	$29.83	$11.85	7.72	$16.47

Recycle ratio (netbacks divided by finding costs)
Corporate netbacks ($/boe) (2)	$21.04	$20.08	14.89	$18.67
Corporate recycle ratio (based on established finding costs)	$0.71	1.69	1.93	1.44

Operating netbacks ($/boe) (3)	$23.67	$22.72	18.34	$21.58
Operating recycle ratio (based on established reserves)	$0.79	1.92	2.38	1.70

(1) Established reserves were proved plus ½ probable reserves in 2001 and 2002, and proved plus probable reserves in 2003
(2) Corporate netbacks are production revenue less royalties, operating costs, G&A and interest expense
(3) Operating netbacks are production revenue less royalties and operating costs

Enterra's high finding costs in 2004 are due to the cost of the acquisition of Rocky Mountain Energy Corp., for which incremental reserves due to Enterra's proposed 2005 drilling program have been given little or no reserves by McDaniel until completion of drilling operations.  A large percentage of the remaining capital spent by Enterra in 2004 was to consolidate existing production facilities to lower operating costs and to replace failed pipelines to keep existing production rates.  Incremental reserves were not added for either of these operations.

Enterra Energy Trust

Estimated Petroleum and Natural Gas Reserves and Net Present Value

December 31, 2004

	Light/
	Medium	Heavy	Natural			NPV
	Oil	Oil	Gas	NGL’s	Total
	(mbbl)	(mbbl)	(mmcf)	(mmbl)	(mboe)	0%	10%	15%
McDaniel report
Proved Producing	4,277.50	1,532,2	6,205.50	164.5	7008.4	$126,444.50	$110,481.40	$103,971.80
Proved Non-Producing	30.2	0	1,148.90	27.8	249.5	($980.50)	($416.90)	($231.30)
Proved Undeveloped	116	0	63.7	0.9	127.6	$2,802.00	$2,205.00	1,989.00

Total Proved	4,423.70	1,532.20	7,418.10	193.3	7,385,5	$128,266.00	$112,269.60	$105,729.40
Total Probable	1,196.40	478.6	1,805.30	47.9	2,023.90	$38,838.40	$26,132.70	$22,270.20
Total Proved and Probable	5,620.20	2,010.80	9,223.40	241.2	9,409.40	$167,104.40	$138,402.30	$127,999.60

CASH DISTRIBUTIONS

Enterra paid distributions of US$0.10 per unit for the first two months of 2004.  The distribution was raised to US$0.11 per unit for the months of March, April and May, raised to US$0.12 per unit for the months of June, July and August, raised to US$0.13 per unit for the months of September, October and November and raised to $0.14 per unit for the month of December 2004.  Cash distributions are paid on the 15th of the following month (e.g. the March distribution would be paid on April 15).

Enterra's distributions are highly dependent on commodity prices, primarily the price of crude oil.  Enterra mitigates this risk by hedging some of its oil production.  A detailed schedule of Enterra’s hedging history and current position is included in the next section dealing with liquidity and capital resources.

For Canadian tax purposes 47.84 percent of the 2004 distributions are taxable income to unitholders for the 2004 tax year. The remaining 52.16 percent  is a tax deferred return of capital which will reduce the unitholder's cost base of the unit for purposes of calculating a capital gain or loss upon ultimate disposition of the trust units.

Enterra’s distributions are typically dividend income for U.S. unitholders, without any portion deemed a return of capital.

OUTLOOK 2004

Enterra’s focus in 2004 continues to be on enhancing value for its unitholders by delivering a stable and growing monthly distribution, combined with a potential for a price appreciation of its trust units in the market place.

Our objectives for 2004 include:

-

accretive reserve replacement through property acquisitions with development upside

-

a growing distribution from quarter to quarter

-

controlling and reducing operating costs

-

maintaining an effective development program through farm-out and joint venture arrangements

-

keeping our investors up-to-date with our plans through  timely communications

-

a focus on per unit growth

LIQUIDITY AND CAPITAL RESOURCES

Enterra’s bank debt at December 31, 2004 was $43.9 million (2003 - $34.0 million).  In both periods the funds were used to acquire capital assets and support ongoing operations.  At December 31, 2004 Enterra’s bank facility consisted of a line of credit of $45.0 million (2003 - $39.6 million).  Interest on amounts drawn is based on the bank’s prime rate plus 0.25%.

Enterra’s preferred shares were redeemed in 2002 for $2.3 million, paid for with cash of $1.75 million and a note of $550,000.  The note was subsequently settled for $325,000, resulting in a gain of $206,181 net of related legal costs.

In 2002 the Company closed a sale-leaseback arrangement on some of its production and processing equipment for $5 million.  The funds were used for the Company’s 2002 drilling program.  The lease agreement calls for 60 monthly payments of $88,802, with an option to purchase of $1 million on the last day of the 60th month.  This arrangement is accounted for as a capital lease.  At December 31, 2004 the balance outstanding on this capital lease was $3.4 million (2003 - $4.1 million).

On January 16, 2004 the Trust entered into a financing agreement whereby the Trust will issue 1,650,000 Trust Units at a price of US$10.00 per unit for gross proceeds of US$ 16,500,000.

On January 30, 2004 the Trust closed an acquisition of properties in East Central Alberta for  $19,775,000.  The effective date of the sale was October 1, 2003.

On February 20, 2004 the Trust completed a private placement of 1,049,400 Trust Units at a price of US$11.25 per unit for gross proceeds of US$11,805,750 (US$10,265,463 net of financing costs).  These funds were used for drilling projects which Enterra began prior to its conversion to a trust.

On June 30, 2004 the Trust completed a private placement of 1,650,000 Trust Units at a price of US$19.00 per unit for net proceeds of US$16,500,000.  These funds will be used for property acquisition.

Enterra’s strategy for growth in 2005 will be focused on property acquisition, funded with a combination of additional debt and equity, and carried interest in properties it farms out.

The Company has approximately $127 million in tax pools available at December 31, 2004. (2003 - $100 million)

The Company had several costless collars and forward contracts in place during the year in order to reduce the volatility in crude oil pricing.  Below is a summary of Enterra’s hedging operations in 2002,  2003 and 2004:

Hedging summary
Description	Quantity	Pricing	Gain (loss) on contract
Zero collar from October 1/2002 to March 31/2003	500 bbls of oil/day	Floor US$22 – Ceiling US$28	($65,440)
Natural gas contract from Nov 1/2002 to March 31/2003	1,500 mcf of gas/day	C$4.60 per mcf	($486,225)
Natural gas contract from Nov 1/2002 to March 31/2003	1,500 mcf of gas/day	C$4.45 per mcf	($520,200)
Oil contracts from April 1/2003 to December 31/2003	2,000 bbls of oil/day	From US$29.50 to US$29.80	($246,937)
Oil contracts from January 1/2003 to June 30/2004	500 bbls of oil/day	US$26.75 per barrel
Oil contracts from January 1/2003 to June 30/2004	500 bbls of oil/day	US$26.68 per barrel
Oil contracts from January 1/2003 to June 30/2004	1,000 bbls of oil/day	C$38.50 per barrel
Oil contracts from July 1/2004 to December 31/2004	500 bbls of oil/day	C$40.50 per barrel

Contracts entered into subsequent to December 31, 2004

SENSITIVITIES

We are exposed to all of the normal risks inherent within the oil and gas sector, including commodity price risk, foreign-currency rate risk, interest rate risk and credit risk.  We manage our operations in a manner intended to minimize our exposure, as described in note 12 to the consolidated financial statements.

Credit Risk

Credit risk is the risk of loss resulting from non-performance of contractual obligations by a customer or joint venture partner. A substantial portion of our accounts receivable are with customers in the energy industry and are subject to normal industry credit risk. We assess the financial strength of our customers and joint venture partners through regular credit reviews in order to minimize the risk of non-payment.

Foreign Exchange Risk

We are exposed to market risk from changes in the exchange rate between U.S. and Canadian dollars. The price we receive for oil and natural gas production is based on a benchmark expressed in U.S. dollars, which is the standard for the oil and natural gas industry worldwide. Our monthly distributions are also based on a value expressed in U.S. dollars.  However, we pay our operating expenses, drilling expenses and general overhead expenses in Canadian dollars. Changes to the exchange rate between U.S. and Canadian dollars can adversely affect us. When the value of the U.S. dollar increases, we receive higher revenue and when the value of the U.S. dollar declines, we receive lower revenue on the same amount of production sold at the same prices.  A change of $0.01 in the U.S. to CDN dollar would impact Enterra’s earnings by approximately $193,000 and its cash flow by $394,000.

Commodity Price Risk

Our financial condition, results of operations and capital resources are highly dependent upon the prevailing market prices of oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control. Factors influencing oil and natural gas prices include the level of global demand for crude oil, the foreign supply of oil and natural gas, the establishment of and compliance with production quotas by oil exporting countries, weather conditions which determine the demand for natural gas, the price and availability of alternative fuels and overall economic conditions. It is impossible to predict future oil and natural gas prices with any degree of certainty. Sustained weakness in oil and natural gas prices may adversely affect our financial condition and results of operations, and may also reduce the amount of oil and natural gas reserves that we can produce economically. Any reduction in our oil and natural gas reserves, including reductions due to price fluctuations, can have an adverse affect on our ability to obtain capital for our development activities. Similarly, any improvements in oil and natural gas prices can have a favorable impact on our financial condition, results of operations and capital resources.  If the WTI oil price were to change by US$1.00 per bbl, the impact on Enterra’s earnings would be approximately $869,000 and the impact on Enterra’s cash flow would be approximately $1,774,000.  If natural gas prices were to change by US$0.50 per mcf, the impact on Enterra’s earnings would be  approximately $873,000 and the impact on Enterra’s cash flow would be approximately $1,781,000.

We periodically use hedges with respect to a portion of our oil and natural gas production to mitigate our exposure to price changes.  While the use of these derivative arrangements limits the downside risk of price declines, such use may also limit any benefits which may be derived from price increases.

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2004, we had $43.9 million of indebtedness bearing interest at floating rates.  If interest rate were to change by on full percentage point, the net impact on Enterra’s earnings would be approximately $244,000 and the net impact on Enterra’s cash flow would be approximately $337,000.

Summarized below are Enterra’s sensitivities to various risks, based on its 2004 operations:

Sensitivity	Estimated 2005 Impact On:
	Net Income	Cash Flow
Crude oil – US$1.00/bbl change in WTI	$1,300,000	$2,000,000
Natural Gas – US$0.50/mcf change	$800,000	$1,200,000
Foreign Exchange - $0.01 change in U.S. to Cdn dollar	$500,000	$400,000
Interest rate – 1% change	$300,000	$400,000

RELATED PARTY TRANSACTIONS

There were no related party transactions in 2004 or 2003

OFF BALANCE SHEET ARRANGEMENTS

There were no off balance sheet arrangements in 2004 or 2003.

COMMITMENTS

The Trust has only two ongoing commitments over the next five years, one related to the capital lease and the other related to the rental payments for our office space.  The rental payments were XX in 2004, $299,132 in 2003 (2002 - $240,255 and 2001 - $167,545).  These commitments are outlined below:  UPDATE

	2005	2006	2007	2008	2009	2010
Minimum capital lease payments	$ 1,065,620	$ 1,065,620	$ 1,799,215	$ -	$ -	$ -
Rental payments re-office space	795,963	740,610	640,332	661,259	662,130	27,572
	$ 1,861,583	$ 1,806,230	$ 2,439,547	$ 661,259	$ 662,130	$ 27,572

Note:  The above table does not include any imputed interest, as presented in note xx of the 2003 financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

Canadian Pronouncements

In December 2001, The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 13, “Hedging Relationships” (AcG-13). AcG-13 establishes certain conditions for when hedge accounting may be applied. The guideline is effective for years beginning on or after July 1, 2003. Where hedge accounting does not apply, any changes in the mark to market values of the option contracts relating to a financial period can either reduce or increase net income and net income per trust unit for that period. Enterra enters into financial instruments to manage its commodity price risk that does not qualify as hedges under the new accounting guideline. We have elected to not apply hedge accounting to any of our financial instruments. Effective January 1, 2004, we recorded the fair value of financial instruments as a liability of $1.0 million on the balance sheet. Future changes in fair value of the financial instruments will be recorded as a gain or loss in oil and gas sales in the income statement.

Effective March 31, 2004, the Trust and all reporting issuers in Canada will be subject to new disclosure requirements as per National Instrument 51-102 “Continuous Disclosure Obligations”. This new instrument proposes shorter reporting periods for filing of annual and interim financial statements, MD&A and Annual Information Form (AIF). The instrument also requires enhanced disclosure in the annual and interim financial statements, MD&A and AIF. Under this new instrument, it will no longer be mandatory for the Trust to mail annual and interim financial statements and MD&A to unit-holders, but rather these documents will be provided on an “as requested” basis. The Trust continues to assess the implications of this new instrument which was implemented in 2004.

Other accounting standards issued by the CICA during the year ended December 31, 2004 are not expected to materially impact us.

Enterra Energy Trust Financial Statements

Auditors’ Report to the Unitholders’

To the Unitholders of Enterra Energy Trust

We have audited the consolidated balance sheet of Enterra Energy Trust as at December 31, 2004 and the consolidated statements of earnings and accumulated earnings and cash flows for the year then ended.  These financial statements are the responsibility of the Trust’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted accounting standards.  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at and for the year ended December 31, 2003, prior to the adjustments for the change in the Trust’s accounting policy for asset retirement obligations as described in note 3(c) to the consolidated financial statements, were audited by another firm of chartered accountants who expressed an opinion without reservation on those statements in their audit report dated March 5, 2004. We have audited the adjustments to the 2003 financial statements as described in note 3(c) to the consolidated financial statements and in our opinion, such adjustments, in all material aspects, are appropriate and have been properly applied.

“Signed KPMG LLP”

Chartered Accountants

Calgary, Canada

March 31, 2005

Enterra Energy Trust
Consolidated Balance Sheets
As at December 31
(Expressed in Canadian Dollars)
	2004	2003
Assets		(restated see note 3(c))
Current assets
Cash	$ 4,779,117	$ 65,643
Accounts receivable	15,612,639	8,742,690
Prepaid expenses and deposits	518,400	461,727
	20,910,156	9,270,060

Deposit on land purchase (notes 4 and 16)	2,400,000	2,015,000
Property and equipment (note 6)	146,909,923	105,253,166
Deferred financing charges	90,352	123,208
Goodwill (note 5)	29,990,520	-
	$ 200,300,951	$ 116,661,434
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 8,570,388	$ 12,208,390
Due to JED Oil Inc. (note 1)	4,492,500	-
Distributions payable to unitholders	4,397,718	2,451,402
Income taxes payable	1,067,794	120,000
Bank indebtedness (note 8)	43,930,000	33,959,733
Current portion of capital lease (note 9)	805,577	782,930
	63,263,977	49,522,455

Asset retirement obligations (note 7)	14,835,905	2,188,052
Future income tax liability (note 11)	21,526,063	13,936,327
Capital lease (note 9)	2,579,975	3,385,618
	102,205,920	69,032,452

Unitholders’ Equity
Unitholders’ capital (note 10)	111,653,450	32,838,163
Exchangeable units (note 10)	3,272,737	3,457,050
Contributed surplus (note 10)	78,361	-
Accumulated earnings	27,902,866	13,785,171
Accumulated distributions	(44,812,383)	(2,451,402)
	98,095,031	47,628,982
Commitments, contingencies and guarantees (notes 13, 14 and 15)
Subsequent events (note 16)
	$ 200,300,951	$ 116,661,434

Approved on behalf of the Board

Reg Greenslade	Bill Sliney
Director	Director

See accompanying notes to consolidated financial statements

Enterra Energy Trust
Consolidated Statements of Earnings and Accumulated Earnings
Years Ended December 31
(Expressed in Canadian Dollars)
	2004	2003
Revenue		(restated see note 3(c))
Oil and gas	$ 108,292,631	$ 72,096,975

Expenses
Royalties	24,527,386	17,656,055
Production	23,491,783	12,762,376
General and administrative	4,440,030	3,385,072
Interest	2,221,663	1,748,932
Amortization of deferred financing charges	32,856	262,135
Depletion, depreciation and accretion	35,437,551	23,306,273
Financial derivative loss	3,188,328	-
Restructuring charges (note 1)	-	5,756,075
	93,339,597	64,876,918
Earnings before income taxes	14,953,034	7,220,057
Income taxes (reduction) (note 11)
Current	260,000	133,929
Future	(70,692)	1,987,944
	189,308	2,121,873
Net earnings	14,763,726	5,098,184

Accumulated earnings, beginning of year, as previously stated	13,937,025	8,933,223
Change in accounting policy related to asset retirement obligations (note 3(c))	(151,854)	(246,236)
Change in accounting policy related to unit based compensation (note 3(d))	(646,031)	-
Accumulated earnings, end of year	$ 27,902,866	$ 13,785,171

Earnings per unit (note 10)
Basic	$ 0.63	$ 0.27
Diluted	$ 0.63	$ 0.27

See accompanying notes to consolidated financial statements

Enterra Energy Trust
Consolidated Statements of Cash Flows
Years Ended December 31
(Expressed in Canadian Dollars)
	2004	2003
Cash provided by (used in):		(restated see note 3(c))
Operations
Net earnings	$ 14,763,726	$ 5,098,184
Add non-cash items:
Depletion, depreciation and accretion	35,437,551	23,306,273
Future income taxes	(70,692)	1,987,944
Amortization of deferred gain	-	(237,463)
Amortization of deferred financing charges	32,856	262,135
Unit based compensation	78,361	-
Valuation of warrants	-	281,648
Expenditures on asset retirement obligations	-	(5,414)
	50,241,802	30,693,307
Change in non-cash working capital items:
Accounts receivable	(4,392,759)	(1,428,640)
Prepaid expenses	(56,673)	194,959
Accounts payable and accrued liabilities	(3,606,888)	(8,452,616)
Income taxes payable	159,998	(35,424)
	42,345,480	20,971,586
Financing
Distributions paid	(40,414,665)	-
Bank indebtedness	2,305,204	9,523,093
Due to JED Oil Inc.	2,400,000	-
Capital lease	(782,996)	(753,050)
Deferred financing charges	-	(101,302)
Redemption of preferred shares	-	(636,690)
Issue of trust units, net of issue costs	36,838,469	-
Exercise of options and warrants	-	6,283,461
	346,012	14,315,512
Investing
Property and equipment additions	(30,408,674)	(51,577,278)
Deposit on land purchases	(385,000)	(2,015,000)
Proceeds on disposal of property and equipment	1,177,414	18,262,806
Acquisition of Rocky Mountain Energy Corp. (note 5)	(8,361,758)	-
	(37,978,018)	(35,329,472)
Increase (decrease) in cash	4,713,474	(42,374)

Cash, beginning of year	65,643	108,017
Cash, end of year	$ 4,779,117	$ 65,643

During 2004, the Trust paid $2,221,663 (2003 - $1,748,932) of interest on long-term debt and bank indebtedness and nil of capital taxes (2003 - $133,929).

See accompanying notes to consolidated financial statements

Enterra Energy Trust

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2004 and 2003

(Expressed in Canadian Dollars)

1.

Structure of the Trust and Basis of Presentation

Enterra Energy Trust (“the Trust”) was established on November 25, 2003 under a Plan of Arrangement involving the Trust, Enterra Energy Corp. (“Enterra”), Big Horn Resources Ltd., Enterra Production Partnership and Enterra Saskatchewan Ltd. (“Plan of Arrangement”).  The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the “Trust Indenture”).  The beneficiaries of the Trust are the holders of the Trust Units (the “Unitholders”).

Under the Plan of Arrangement, the shareholders of Enterra exchanged their shares for two Trust Units or two Exchangeable Shares, which may be exchanged into Trust Units.  Under the Plan of Arrangement, Enterra became a wholly owned subsidiary of the Trust, through amalgamation of Enterra, Big Horn Resources Ltd. and Enterra Saskatchewan Ltd. on November 25, 2003.

Prior to the implementation of the Plan of Arrangement, the consolidated financial statements included the accounts of Enterra and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis, which recognizes the Trust as the successor entity to Enterra.  Accordingly, these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust, (together with its wholly-owned subsidiaries), had always carried on the business formerly carried on by Enterra with all assets and liabilities recorded at the carrying values of Enterra.

Restructuring costs associated with the Plan of Arrangement totaled $5,756,075, which included legal, accounting and advisory costs of $2,057,075 and employee bonus payments of $3,699,000.

Relationship with JED Oil Inc.

Effective January 1, 2004, the Trust and JED Oil Inc. (“JED”) entered into a Technical Services Agreement, which provides for services required to manage the Trust’s field operations and governs the allocation of general and administrative expenses between the two entities.  Under the Technical Services Agreement, the Trust and JED allocate the costs of management, development, exploitation, operations and general and administrative activities on the basis of production and capital expenditures, or as otherwise agreed to between the Trust and JED. The Technical Services Agreement has no set termination date and can be cancelled with six months notice.

Under an Agreement of Business Principles, properties acquired by Enterra will be contract operated and drilled by JMG Exploration, Inc. (“JMG”), if they are exploration properties, and contract operated and drilled by JED if they are development projects.  Exploration of the properties will be done by JMG, which will pay 100% of the exploration costs to earn a 70% working interest in the properties. If JMG discovers commercially viable reserves on the exploration properties, Enterra will have the right to purchase 80% of JMG’s working interest in the properties at a fair value as determined by independent engineers.  Should Enterra elect to have JED develop the properties, development will be done by JED, which will pay 100% of the development costs to earn 70% of the interests of both JMG and Enterra.  Enterra will have a first right to purchase assets developed by JED.

Enterra Energy Trust

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2004 and 2003

(Expressed in Canadian Dollars)

On December 23, 2004, JED loaned to Enterra $2,400,000.  The terms of the loan call for interest calculated at a Canadian chartered bank prime lending rate plus 0.4% per annum.  The loan is repayable on or before June 29, 2005.  Subsequent to December 31, 2004, JED loaned additional funds of $9,600,000 under the same terms.  On March 18, 2005, Enterra repaid the original loan amount of $2,400,000 together with accrued interest.  At December 31, 2004, Enterra owed $2,092,500 to JED for general and administrative expenses and capital expenditures paid by JED on behalf of Enterra’s joint venture partners.

2.

Significant Accounting Policies

Management of the Trust has prepared the consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements, and, together with the following notes, should be considered an integral part of the consolidated financial statements.

(a)

Organization and Basis of Accounting

These consolidated financial statements include the accounts of the Trust, its wholly owned subsidiaries Enterra Energy Commercial Trust, Rocky Mountain Acquisition Corp., Enterra Energy Corp. and Enterra’s 100% partnership interest in Enterra Production Partnership (collectively the “Trust” for purposes of the following notes to the consolidated financial statements). All material inter-company accounts and transactions have been eliminated.

Substantially all exploration, development and production activities related to the Trust’s oil and gas business are conducted jointly with others and the accounts reflect only the Trust’s proportionate interest.

(b)

Cash

Cash consists of cash on hand and balances invested in short-term securities with original maturities less than 90 days.

(c)

Revenue Recognition

Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when the title passes from the Trust to its customers.

(d)

Petroleum and natural gas properties

The Trust follows the “full cost” method of accounting for petroleum and natural gas properties. All costs related to the exploration for and the development of oil and gas reserves are capitalized into a single cost center.  Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling productive and non-productive wells and production equipment.

General and administrative costs are capitalized if they are directly related to successful acquisitions or capital projects.

Enterra Energy Trust

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Proceeds from the disposal of oil and natural gas properties are applied as a reduction of cost without recognition of a gain or loss except where such disposals would result in a 20% change in the depletion rate.

Repair and maintenance costs are expensed as incurred.

(e)

Impairment Test

The Trust places a limit on the carrying value of property and equipment, which may be depleted against revenues of future periods (the “ceiling test”). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of petroleum and natural gas properties exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs are discounted using a risk-free interest rate. The carrying value of property and equipment subject to the ceiling test includes asset retirement costs.

(f)

Per Unit Amounts

Per unit amounts are calculated using the weighted average number of units (or common shares to November 24, 2003) and reflect the two for one exchange ratio pursuant to the Plan of Arrangement. The Trust follows the treasury stock method to determine dilutive effect of options and other dilutive instruments. Under the treasury stock method, only “in-the-money” dilutive instruments impact the diluted calculations.

(g)

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

The amounts recorded for depletion, depreciation and the asset retirement obligation are based on estimates. The ceiling test calculation is based on estimates of reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

(h)

Depletion and Depreciation

The provision for depletion and depreciation of petroleum and natural gas properties is calculated using the unit-of-production method based on the Trust’s share of estimated proved reserves before royalties. Natural gas reserves and production are converted to equivalent units of crude oil using their approximate relative energy content.

Enterra Energy Trust

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2004 and 2003

(Expressed in Canadian Dollars)

(i)

Goodwill

The Trust recognizes goodwill relating to acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. To assess impairment, the fair value of the Trust is compared to its book value. If the fair value is less than the book value, a second test is performed to determine the amount of impairment. The amount of impairment is measured by allocating the fair value to the Trust’s identifiable assets and liabilities as if it had been acquired in a business combination for a purchase price equal to its fair market value. If goodwill determined in this manner is less than the carrying value of goodwill, an impairment loss is recognized in the period in which it occurs. Goodwill is stated at cost less impairment.

(j)

Asset Retirement Obligations

The Trust recognizes a liability for the estimated fair value of the future retirement obligations associated with property and equipment. The fair value of the estimated asset retirement obligations is recorded as a liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The Trust estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. This estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied. As time passes, the change in net present value of the future retirement obligation is expensed through accretion. Retirement obligations settled during the period reduce the future retirement liability.

(k)

Income Taxes

The Trust is a taxable entity under the Canadian Income Tax Act and is taxable only on income that is not distributed or distributable to the Trust’s unitholders.  As the Trust allocates all of its taxable income to the unitholders in accordance with the Trust Indenture, and meets the requirements of the Canadian Income Tax Act (Canada) applicable to the Trust, no provision for income tax expense has been made in the Trust.

The Trust’s corporate subsidiaries follow the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized based on the differences between the amounts reported in the financial statements of the Trust’s corporate subsidiaries and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

(l)

Derivative Financial Instruments

The Trust uses derivative financial instruments such as collars and swaps to manage its exposure to commodity price fluctuations. The Trust uses the fair value method for reporting derivative financial instruments whereby a derivative financial instrument is recorded as an asset or a liability on the balance sheet, and changes in the fair value relating to a financial period are charged net earnings and net earnings per unit for the period.

Enterra Energy Trust

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2004 and 2003

(Expressed in Canadian Dollars)

(m)

Trust Unit Compensation Plans

The Trust has a unit based compensation plan, which is described in note 10. Compensation expense associated with the unit based compensation plan is recognized in earnings over the vesting period of the plan with a corresponding increase in contributed surplus. Any consideration received upon the exercise of the unit-based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in unitholders’ capital. Compensation expense is based on the fair value of the unit-based compensation at the date of grant using a Black-Scholes option-pricing model.

(n)

Deferred Financing Charges

Deferred financing charges relating to a capital lease are being amortized over the term of the capital lease.  A total of $164,445 was initially deferred with a remaining $90,352 to be amortized until the end of the lease.

(o)

Foreign Currency Transactions

Transactions completed in United States dollars are reflected in Canadian dollars at the exchange rates prevailing at the time of the transactions.  Current assets and liabilities denominated in United States dollars are reflected in the financial statements at the Canadian equivalent at the rate of exchange prevailing at the balance sheet date.  Translation gains and losses are included in earnings.

(p)

Office Furniture and Equipment

Office furniture and equipment is depreciated on a 20% declining balance basis.

(q)

Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.

Changes in Accounting Policies

(a)

Full Cost Accounting

Effective January 1, 2004, the Trust prospectively adopted new Canadian accounting standards relating to full cost accounting for oil and gas entities, as outlined in note 2. The new standard modifies the ceiling test to be performed in two stages. The first stage requires the carrying value to be tested for recoverability using undiscounted future cash flows from proved reserves using forward indexed prices. If the carrying value is not recoverable, the second stage, which is based on the calculation of discounted future cash flows from proved plus probable reserves, will determine the impairment to the fair value of the asset. There was no write down of the Trust’s property and equipment as at January 1, 2004, as a result of adopting this standard.

Enterra Energy Trust

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2004 and 2003

(Expressed in Canadian Dollars)

(b)

Derivative Financial Instruments

On January 1, 2004, the Trust prospectively adopted new Canadian accounting standards relating to accounting for derivative financial instruments. The new standards establish certain conditions for when hedge accounting may be applied and addresses the identification, designation, documentation and effectiveness of hedging transactions. Where hedge accounting does not apply, any changes in the mark to market values of the derivative financial instrument relating to a financial period can either reduce or increase net earnings and net earnings per trust unit for that period. The Trust has elected not to apply hedge accounting to any of its financial instruments.

The following table summarizes the changes in the financial derivative liability and the deferred financial derivative loss accounts during the year.

Financial Derivative Liability at January 1, 2004	$ 958,359
Financial instruments settled	(3,188,328)
Market to market realized loss	2,229,969
Financial Derivative Liability at December 31, 2004	$ -

Deferred Financial Derivative Loss at January 1, 2004	$ 958,359
Amortization of deferred financial loss	(958,359)
Deferred Financial Derivative Loss at December 31, 2004	$ -

(c)

Asset Retirement Obligations

Effective January 1, 2004, the Trust retroactively adopted with restatement of prior periods, new Canadian accounting standards relating to asset retirement obligations as outlined in note 2. Prior to adopting the new standard, the Trust recognized a provision for future site restoration costs over the life of the oil and natural gas properties using a unit-of-production method.

The following tables summarize the changes resulting from this restatement.

Balance Sheet as at December 31, 2003	Balance as previously reported	Adjustments	Balance as restated
Property and equipment	$ 104,821,285	$ 431,881	$ 105,253,166
Asset retirement obligations	1,529,244	658,808	2,188,052
Future income tax liability	14,011,400	(75,073)	13,936,327
Accumulated earnings	13,937,025	(151,854)	13,785,171

Statement of Earning for the year ended December 31, 2003	Balance as previously reported	Adjustments	Balance as restated
Depletion, depreciation and accretion	$ 23,447,300	$ (141,027)	$ 23,306,273
Future income tax expense	1,941,299	46,645	1,987,944
Net earnings	5,003,802	94,382	5,098,184
Net earnings per unit – basic and diluted	0.26	0.01	0.27

Enterra Energy Trust

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2004 and 2003

(Expressed in Canadian Dollars)

(d)

Unit-based compensation

Effective January 1, 2004, the Trust adopted the fair value method of accounting for options on a retroactive basis, without prior period adjustments.  In the past, the Trust measured stock option compensation cost based on the intrinsic value of the award at the date of issuance.  As the exercise price and the market price were the same at the date of grant, no compensation expense was recognized on any option issuance.  In 2003, the Trust disclosed pro forma net earnings and earnings per unit as if the compensation expense for the Trust’s unit-based compensation plan had been determined based on the fair value at the date of grant for awards made under the plan subsequent to January 1, 2002.

As a result of the adoption of this policy, the Trust has recorded a charge to accumulated earnings of $646,031 as at January 1, 2004 to reflect the cost related to options granted in 2002 and 2003. In 2004, the earnings of the Trust were reduced by $78,361 as a result of this change in policy.

4.

Property Acquisition

On January 30, 2004, the Trust acquired certain oil and natural gas properties in East Central Alberta for net consideration of $19,609,328. Results from operations of the East Central Alberta assets acquired subsequent to January 30, 2004 are included in the Trust’s consolidated financial statements. At December 31, 2003, the Trust had made a refundable deposit on the property purchased in the amount of $2,015,000.

5.

Corporate Acquisition

On September 29, 2004, the Trust acquired all of the issued and outstanding shares of Rocky Mountain Energy Corp. for $49,524,502, through its subsidiary Rocky Mountain Acquisition Corp. (“RMAC”). The acquisition was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of purchase price:
Current assets, including cash of $16,270	$ 2,493,460
Property and equipment	36,007,720
Goodwill (with no tax base)	29,990,520
Current liabilities	(2,849,182)
Bank indebtedness	(7,665,063)
Assets retirement obligations	(792,525)
Future income tax liability	(7,660,428)
$ 49,524,502

Cost of acquisition:
Cash	$ 7,233,746
RMAC Exchangeable Units (341,882 issued)	6,147,038
Trust Units (1,946,576 issued)	34,999,436
Transaction costs	1,144,282
$ 49,524,502

The purchase price allocation is preliminary and subject to change.

Enterra Energy Trust

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Results from operations of Rocky Mountain Energy Corp. subsequent to September 29, 2004 are included in the Trust’s consolidated financial statements.

The value assigned to each Enterra Trust Unit of Cdn $17.98 was based on the weighted average trading price on the NASDAQ National Market System immediately prior to and after the measurement date.

6.

Property and Equipment

2004
Accumulated
depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	$ 221,550,866	$ 75,967,082	$ 144,483,784
Office furniture and equipment	2,158,364	832,225	1,326,139
	$223,709,230	$ 76,799,307	$ 146,909,923

2003
Accumulated
depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	$ 145,878,125	$ 41,601,024	$ 104,277,101
Office furniture and equipment	1,603,491	627,426	976,065
	$ 147,481,616	$ 42,228,450	$ 105,253,166

During 2004, $869,000 of general and administrative expenses were capitalized and included in the cost of the petroleum and natural gas properties (2003 - $1,787,000).

Included in petroleum and natural gas properties are assets acquired and pledged under capital lease agreements with a cost base of $5,217,500 and net book value of  $3,107,100 (2003 - $5,217,500 and $4,267,600).

At December 31, 2004 costs of undeveloped land of $3,429,710 (2003 - $5,037,000) were excluded from the calculation of depletion expense.

The Trust completed a ceiling test calculation at December 31, 2004 to assess the recoverable value of the petroleum and natural gas properties. The petroleum and natural gas prices are based on the January 1, 2005 commodity price forecast of our independent reserve engineers. These prices have been adjusted for commodity price differentials specific to the Trust. The following table summarizes the benchmark prices used in the ceiling test calculation.

Enterra Energy Trust

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Year	WTI Oil ($U.S./bbl)	Foreign Exchange Rate	Edmonton Light Crude Oil ($Cdn/bbl)	AECO Gas ($Cdn/GJ)
2005	42.00	1.2048	49.60	6.45
2006	39.50	1.2048	46.60	6.20
2007	37.00	1.2048	43.50	6.05
2008	35.00	1.2048	41.10	5.80
2009	34.50	1.2048	40.50	5.70
2010	34.30	1.2048	40.20	5.60
Escalate Thereafter	2.0% per year		2.0% per year	Average 2.0% per year

A ceiling test write down as at December 31, 2004 was not required.

7.

Asset Retirement Obligations

The asset retirement obligations were estimated by management based on the Trust’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred. At December 31, 2004, the Trust estimated the asset retirement obligation to be $14,835,905 (2003 – $2,188,052), based on a total future liability of $25,354,179 (2003 - $4,220,037). These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to 20 years into the future. This amount has been calculated using an inflation rate of 2% and discounted using a credit-adjusted risk-free interest rate of 8%.

The following table reconciles the asset retirement obligations:

	2004	2003
Asset retirement obligation, beginning of year	$ 2,188,052	$ 3,090,389
Increased in liabilities during the year related to:
Acquisitions	10,511,596	-
Additions	262,323	744,422
Revisions	1,128,056	-
Accretion expense	866,695	112,101
Dispositions	(120,817)	(1,753,446)
Liabilities settled during the year	-	(5,414)
Asset retirement obligation, end of year	$ 14,835,905	$ 2,188,052

8.

Bank indebtedness

Bank indebtedness represents the outstanding balance under lines of credit totaling $45,000,000 (2003 - $34,650,000). The credit facility consists of two revolving lines of credit of $36,000,000 and $5,000,000, and a demand subordinated debt facility of $4,000,000. Drawings on the revolving facility bear interest at 1.6% above the bank’s prime lending rate and the subordinated debt facility bears interest at prime plus 2.0%.  Bankers acceptance fees are originally set at 165 basis points and are subject to adjustment up or down prospectively, on a three month basis as determined by the Trusts consolidated debt to cash flow ratio. Security is provided by a first charge over all of the Trust’s assets.  The amount available under the subordinated debt facility will decrease by $1,000,000 each month until April 30, 2005.

Enterra Energy Trust

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2004 and 2003

(Expressed in Canadian Dollars)

The credit facilities are subject to review by the lenders. Such review is scheduled for completion prior to May 31, 2005.  The outcome of the review is not yet determinable.

As at December 31, 2004, the Trust was not in compliance with certain non-financial covenants of its credit facility.  The Trust is seeking a waiver of these covenants from its lenders.

9.

Capital Lease Obligation

Description	2004	2003

Capital lease bearing interest at 8.605%, repayable monthly at $88,802, including interest.  The lease term is for 60 months, due October 1, 2007, with a purchase option of $1,000,000 and secured by the related equipment

	$ 3,385,552	$ 4,125,006

Capital lease that bore interest at 12.15%, repayable monthly at $4,448 including interest. The lease term was 24 months due December 19, 2004 with a purchase option of $100 and secured by the related equipment	-	43,542

	3,385,552	4,168,548
Less current portion	(805,577)	(782,930)
	$ 2,579,975	$ 3,385,618

Interest expense includes $327,168  (2003 - $358,413) related to the capital leases.

10.

Unitholders’ Equity

Authorized Trust Units

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture.

Issued Trust Units

	Number of Units/Shares	Amount
Balance at December 31, 2002	18,352,650	$ 29,665,075
Issued upon exercise of options and warrants	2,598,906	6,283,461
Contributed surplus transferred on exercise of warrants	-	346,677
Issued pursuant to plan of arrangement:
Shares exchanged for exchangeable shares and cancelled	(2,000,000)	(3,464,679)
Shares exchanged for trust units and cancelled	(18,951,556)	(32,830,534)
Trust units issued	18,951,556	32,830,534
Issued for exchangeable shares	4,404	7,629
Balance at December 31, 2003	18,955,960	$ 32,838,163
Adopt fair value method of unit based compensation (note 3(d))	-	646,031
Issued pursuant to private placements	2,699,400	37,675,451
Issued pursuant on acquisition of Rocky Mountain Energy Corp.	1,946,576	34,999,436
Issued for exchangeable shares	1,824,864	6,331,351
Unit share issue costs	-	(836,982)
Balance at December 31, 2004	25,426,800	$ 111,653,450

Enterra Energy Trust

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Pursuant to the Plan of Arrangement, 18,951,556 Trust Units and 2,000,000 Exchangeable Shares were issued on November 25, 2003 at a two for one exchange ratio and upon cancellation of all outstanding common shares of Enterra.  The consideration attributed to the Trust Units and the Exchangeable Shares was the relative proportion of the carrying value of the common shares of Enterra prior to the exchange.  The prior year’s number of shares issued in the share tables above have been restated to reflect the two for one exchange ratio under the Plan of Arrangement.

Issued Exchangeable Shares

	Enterra Exchangeable Shares	RMAC Exchangeable Shares	Total Number of Exchangeable Shares	Amount
Issued pursuant to Plan of Arrangement	2,000,000	-	2,000,000	$ 3,464,679
Exchanged for trust units	(4,404)	-	(4,404)	(7,629)
Balance at December 31, 2003	1,995,596	-	1,995,596	3,457,050
Issued on acquisition of Rocky Mountain Energy Corp.	-	341,882	341,882	6,147,038
Exchanged for trust units	(1,584,826)	(199,438)	(1,784,264)	(6,331,351)
Balance at December 31, 2004	410,770	142,444	553,214	$ 3,272,737

The exchangeable shares are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten day weighted average unit price preceding the distribution payment date. Cash distributions are not paid on the exchangeable shares. On the third anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Trust, or at the Trust’s option when the aggregate number of issued and outstanding Exchangeable Shares is less than 1,000,000, the Exchangeable Shares will be redeemed for Trust Units at a redemption price per exchangeable share equal to the value of that number of Trust Units equal to the exchange ratio as at that Redemption Date.  The exchangeable shares of the Company are not listed for trading on an exchange.

During 2004, a total of 1,784,264 exchangeable shares were converted into 1,824,864 trust units at an exchange ratio prevailing at the time of conversion (2003 – 4,404 exchangeable shares were converted into 4,404 Trust Units).

At December 31, 2004, the exchange ratio for Enterra Energy Corp. exchangeable shares was 1.10534 and the exchange ratio for Rocky Mountain Acquisition Corp. was 1.02466.

Enterra Energy Trust

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Contributed surplus

Balance at December 31, 2002	$ 65,029
Value assigned to 200,000 warrants	281,648
Transfer on exercise of warrants	(346,677)
Balance at December 31, 2003	$ -
Trust unit option based compensation	78,361
Balance at December 31, 2004	$ 78,361

Trust unit options

Enterra has granted trust unit options to directors, officers, employees and consultants of the Trust and JED.  Each trust unit option permits the holder to purchase one trust unit at the stated exercise price.  All options vest over a 3-year period and have a term of 5 years. At the time of grant, the exercise price is equal to the market price.

Prior to November 25, 2003, Enterra had granted options to purchase common shares to directors, officers, employees and consultants.  Each option permitted the holder to purchase one common share of Enterra at the stated exercise price.  All options vested over a 4-year period and had a term of 5 years. At the time of grant, the exercise price was equal to the market price. Pursuant to the Plan of Arrangement, a total of 899,453 options vested and were exercised at prices ranging from $4.00 to $18.58.

The following options have been granted:

	Number of Options	Weighted- average exercise price
Balance at December 31, 2002	871,703	$ 4.35
Options granted	31,500	15.74
Options exercised	(899,453)	4.74
Options cancelled	(3,750)	4.41
Balance at December 31, 2003	-	$ -
Options granted	950,000	14.22
Balance at December 31, 2004	950,000	$ 14.22
Exercisable at December 31, 2004	-	$ -

Enterra Energy Trust

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Estimated fair value of stock options

The estimated fair value of options was determined using the Black-Scholes model under the following assumptions:

	2004	2003
Weighted-average fair value of options granted ($/option)	$ 0.33	$ 7.75
Risk-free interest rate (%)	3.8	5.0
Estimated hold period prior to exercise (years)	5	5
Expected volatility (%)	21	50
Expected cash distribution yield (%)	11	Not applicable

Pro forma net earnings – fair value based method of accounting for options

In 2003, had the Trust recorded compensation cost for the Trust’s unit-based compensation plan based on the fair value at the grant date for awards made under the plan subsequent to January 1, 2002, consistent with the fair value method of accounting for stock-based compensation, the Trust’s earnings and earnings per unit for options granted in 2004 and 2003 would have been as follows:

	2004	2003
Net earnings, as reported (in 000’s)	$ 14,763	$ 5,098
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards	-	(631)
Pro forma net earnings	$ 14,763	$ 4,467
Pro forma net earnings per unit – basic and diluted	$ 0.63	$ 0.24

Reconciliation of Earnings per Unit Calculations

The weighted average number of trust units outstanding for the year ended December 31, 2004 was 23,327,728.

	Net Earnings	Weighted Average Units Outstanding	Per Unit
Basic	$ 14,763,726	23,327,728	$ 0.63
Options assumed exercised		950,000
Units assumed purchased		(716,943)
Diluted	$ 14,763,726	23,560,785	$ 0.63

For the year ended December 31, 2003, the weighted average number of units outstanding was 18,953,968.  There was no options outstanding as at December 31, 2003 and therefore no dilution to earnings per unit for 2003.

Enterra Energy Trust

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2004 and 2003

(Expressed in Canadian Dollars)

Warrants

	Number of Warrants	Weighted Average Price
Balance, December 31, 2002	200,000	US$ 4.00
Issued pursuant to debt financing agreement amendment	200,000	US$ 3.65
Exercised pursuant to Plan of Arrangement	(400,000)	US$ 3.83
Balance, December 31, 2003	-	$ -

During 2003, 200,000 warrants with a weighted average exercise price of $3.65 were granted to an arm’s length United States based consulting firm in connection with a potential debt financing in the United States. The fair value was determined using the Black Scholes Option Pricing model using an interest rate of 5% and a volatility factor of 50%.  At the May, 2003 shareholders meeting, the terms were amended to provide for immediate vesting of these warrants as of the April 16, 2002 date of the agreement.  The estimated fair value of the warrants of  $281,648 was expensed in 2003.

Trust Unit Savings Plan

In 2004, the Trust established a Trust Unit Savings Plan whereby the Trust will match an employee’s contributions to the plan to a maximum of 9.5% of their salary.  Both the employee’s and the Trust’s contributions are used to purchase Trust Units on the NASDAQ National Markets system. During the year the Trust expensed approximately $22,643 relating to the Trust’s contributions to the plan.

11.

Income Taxes

The income tax provision is calculated by applying Canadian federal and provincial statutory tax rates to pre-tax income with adjustments as set out in the following table:

	2004	2003
Earnings before income taxes	$ 14,953,036	$ 7,220,057
Combined federal and provincial income tax rate	38.87%	40.75%
Computed income tax provision	5,812,245	2,942,173
Increase (decrease) resulting from:
Interest component of trust distributions	(7,037,648)	(722,894)
Resource allowance	(4,669,048)	(3,259,987)
Non-deductible crown royalties, net of ARTC	5,238,521	5,412,264
Value of warrants expensed for book purposes	-	114,772
Effect of change in tax pools	-	(1,247,424)
Effect of reduction in corporate tax rates	-	(1,579,285)
Other	585,238	328,325
Capital taxes	260,000	133,929
	$ 189,308	$ 2,121,873

Enterra Energy Trust

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2004 and 2003

(Expressed in Canadian Dollars)

The components of the net future income tax liability at December 31 were as follows:

	2004	2003
Future income tax assets:
Non-capital loss carry-forwards	$ 12,126,984	$ -
Asset retirement obligation	4,987,831	760,111
Unit issue costs	178,705	398,868
	$ 17,293,520	$ 1,158,979
Future income tax liabilities:
Property and equipment	38,819,583	15,095,306
Net future income tax liability	$ 21,526,063	$ 13,936,327

Non-capital loss carry-forwards expire from time to time to 2011

12.

Financial instruments

The Trust’s financial instruments recognized on the consolidated balance sheets include cash, accounts receivable, accounts payable and accrued liabilities, distributions payable to unitholders, income taxes payable, bank indebtedness and long-term debt.  The fair values of financial instruments other than the capital lease approximate their carrying amounts due to the short-term nature of the instruments.  The carrying value of bank indebtedness approximates its fair value due to floating interest terms; the fair value of the capital lease approximates its carrying value due to current rates for comparable terms of long-term debt.

Due to the nature of its operation, the Trust is exposed to fluctuations in commodity prices, foreign-currency exchange rates, interest rates and credit risk. The Trust recognizes these risks and manages its operations to minimize the exposure to the extent practical and, to a lesser extent, using derivative instruments. The Trust uses non-exchange traded forwards, swaps and options, which may be settled in cash or by delivery of the physical commodity.  Management monitors the Trust’s exposure to the above risks and regularly reviews its derivative activities and all outstanding positions.

(a)

Commodity prices risks

The Trust’s most significant market risk exposure relates to crude oil prices fluctuation. Crude oil prices and quality differentials are influenced by worldwide factors such as OPEC actions, political events and supply and demand fundamentals.

To a lesser extent the Trust is also exposed to natural gas price movements. Natural gas prices are generally influenced by North American supply and demand, and to a lesser extent local market conditions.

The Trust has previously entered into derivative financial instruments and fixed price physical contracts to minimize the risk of exposure to fluctuations in the crude oil and natural gas prices. At December 31, 2004, the Trust did not have any derivative financial instruments or fixed price physical sales contracts in place.

(b)

Foreign currency exchange risk

The Trust is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices.

Enterra Energy Trust

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2004 and 2003

(Expressed in Canadian Dollars)

(c)

Credit risk

A substantial portion of the Trust’s accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.  Purchasers of the Trust’s natural gas, crude oil and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

(d)

Interest rate risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2004, the Trust had $43,930,000 of indebtedness bearing interest at floating rates and $3,385,552 of capital lease bearing interest at a fixed rate.

13.

Commitments

The Trust has commitments for the following payments over the next five years and thereafter:

	2005	2006	2007	2008	2009	2010
Minimum capital lease payments	$ 805,580	$ 877,697	$ 1,702,275	$ -	$ -	$ -
Imputed interest	260,040	187,923	96,873	-	-	-
Capital lease obligations	1,065,620	1,065,620	1,799,148	-	-	-
Rental payments re-office space	795,963	740,610	640,332	661,259	662,130	27,572
	$ 1,861,583	$ 1,806,230	$ 2,439,480	$ 661,259	$ 662,130	$ 27,572

During 2004 total rental expense was $81,339 (2003 - $ 299,312).

14.

Contingencies

On October 24, 2003, a statement of claim was filed with the Court of Queen’s Bench of Alberta against Enterra in the amount of approximately $12.0 million or as proven by trial. The claimant is requesting the Trust complete a property purchase that Enterra had ended negotiations for in 2003.  The Trust has filed a statement of defense and a counter claim.  At December 31, 2004, the eventual outcome of this claim is not determinable.

15.

Guarantees

The Trust has indemnified all of the directors and officers of the Trust and all the officers, directors, shareholders, employees and agents of JED. There is no pending litigation or proceeding for which a claim is being sought, nor is the Trust aware of any threatened litigation that may result in claims.

Enterra Energy Trust

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2004 and 2003

(Expressed in Canadian Dollars)

16.

Subsequent events

(a)

On January 26, 2005 the Trust closed an acquisition of petroleum and natural gas properties for  cash consideration of $12,302,732.  At December 23, 2004, the Trust had made a refundable deposit on the property purchased in the amount of $2,400,000.

(b)

The Trust has a bonus plan that is subject to unitholder approval at the 2005 annual general meeting. If the plan is approved by the Unitholders, officers and former officers, directors, employees and consultants of the Trust will be paid bonuses aggregating $1.6 million.  As payment of this amount is subject to unitholder approval it has not been accrued in the 2004 financial statements.

(c)

On February 20, 2005 the Trust completed a private placement of 500,000 Trust Units at a price of US$19.00 per unit for gross proceeds of US $9,500,000.

(d)

On February 22, 2005 the Trust and Enterra Energy Corp. entered into a Letter of Intent with Rocky Mountain Gas, Inc. whereby the companies would merge under Wyoming law and Enterra would acquire all the outstanding shares of Rocky Mountain Gas, Inc.  In consideration, Enterra anticipates issuing 1,052,631 exchangeable shares with a stated value of $19.00 per exchangeable share, US$10,000,011 in cash and will assume approximately US$3,359,000 in outstanding debt.